WisdomTree Trust

230 Park Avenue

New York, New York 10169

October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864) Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

WisdomTree Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 823 (“PEA No. 823”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No.823 is to reflect material updates, including an up to 5% allocation to bitcoin futures in the principal investment strategies for the WisdomTree Managed Futures Strategy Fund.

Please feel free to contact me at 917-267-3855 with any questions or comments.

Sincerely,

/s/Joanne Antico
Joanne Antico
Assistant Secretary